SE 14041670 ISSION

OD 11/18/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66720

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Lutyens & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 29th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Christoffer Davidsson 212-223-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/18/14

OATH OR AFFIRMATION

I, Christoffer Davidsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Campbell Lutyens & Co. Inc., as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARGARET ANGELA FREEMAN
Notary Public - State of New York
NO. 01FR6184460
Qualified in Queens County
My Commission Expires 4/7/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMPBELL LUTYENS & CO. INC.

REPORT INDEX

APRIL 30, 2014

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To Campbell Lutyens & Co. Inc.:

We have audited the accompanying financial statements of Campbell Lutyens & Co. Inc. (the "Company"), which comprise the statement of financial condition as of April 30, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc. as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statements may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company. Our opinion is not modified with respect to that matter.

Anchin, Block & Anchin LLP

New York, N. Y.
June 24, 2014

CAMPBELL LUTYENS & CO. INC.

STATEMENT OF FINANCIAL CONDITION

AS OF APRIL 30, 2014

ASSETS	
Cash	$ 3,778,988
Restricted cash	114,192
Current income taxes refundable	25,999
Deferred income taxes	942,205
Other assets	41,652
Property and equipment, net	23,129
Total Assets	$ 4,926,165
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Affiliate fees payable	$ 772,847
Accrued bonus payable	2,093,790
Accrued expenses and other	318,108
Total Liabilities	3,184,745
Stockholder's Equity	
Common stock, par value $.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	417,500
Retained earnings	1,303,920
Total Stockholder's Equity	1,741,420
Total Liabilities and Stockholder's Equity	$ 4,926,165

See Notes to Financial Statements

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2014

REVENUES:	
Fees - from affiliate	$ 4,066,058
Interest income	857
Total Revenues	4,066,915
EXPENSES:	
Compensation, benefits and other staff related costs	2,368,083
Travel and entertainment	897,312
Occupancy and depreciation	174,650
Professional fees	154,361
Other	102,011
Total Expenses	3,696,417
INCOME BEFORE INCOME TAXES	370,498
INCOME TAX EXPENSE	189,809
NET INCOME	$ 180,689

See Notes to Financial Statements

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2014

Cash Flows from Operating Activities:	
Net income	$ 180,689
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,390
Deferred income taxes	(72,651)
Decrease / (increase) in operating assets:	
Restricted cash	104,676
Current income taxes refundable	(25,999)
Other assets	9,881
Increase /(decrease) in operating liabilities:	
Affiliate fees payable	611,291
Accrued expenses and bonus payable and other	371,650
Current income taxes payable	(822,056)
Net Cash Provided by Operating Activities	361,871
Cash Flows from Investing Activities:	
Purchase of property and equipment	(10,125)
Net Cash Outlfow from investing Activities	(10,125)
Cash Flows from Financing Activities:	
Tax benefit received on exercise of stock options	2,000
Net Cash Provided by Financing Activities	2,000
Net Increase in Cash	353,746
Cash, beginning of year	3,425,242
Cash, end of year	$ 3,778,988
Supplemental Disclosures of Cash Flow Information:	
Income taxes paid	$ 1,108,516

See Notes to Financial Statements

CAMPBELL LUTYENS & CO. INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED APRIL 30, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE - Beginning of year	$ 20,000	$ 415,500	$ 1,123,231	$ 1,558,731
Tax benefit received on exercise of stock options	-	2,000	-	2,000
Net Income	-	-	180,689	180,689
BALANCE - End of year	$ 20,000	$ 417,500	$ 1,303,920	$ 1,741,420

See Notes to Financial Statements

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company earns revenue through a management service agreement with an affiliate which provides for payment at a specified percentage of all costs incurred by the Company excluding income taxes for its assistance in providing the above mentioned services.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets.

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. For the year ended April 30, 2014, revenues with an affiliate were $4,066,058. The Company owed $772,847 to an affiliate at April 30, 2014.

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Furniture	$ 66,203
Computer equipment	19,691
	85,894
Less - accumulated depreciation	62,765
	$ 23,129

Depreciation expense of $4,390, consisting of $2,103 for furniture and $2,287 for computer equipment is reflected in "Occupancy and depreciation" on the accompanying Statement of Income.

4. COMMITMENTS AND CONTINGENCIES

Operating Lease- The Company rents its office space under a lease expiring on June 30, 2018. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses. The future minimum base payments under the non-cancellable operating lease are as follows.

Years Ending April 30	
2015	$ 160,583
2016	160,583
2017	160,583
2018	160,583
2019	26,764
Total	$ 669,096

Rental expense amounted to approximately $164,000 for the year ended April 30, 2014, and is included in "Occupancy and depreciation" on the accompanying Statement of Income.

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Letter of Credit—In May 2013, the Company obtained a Letter of Credit in support of a deposit amounting to $114,192 for the Company's leased office space. This Letter of Credit replaced an earlier Letter of Credit from the same bank for $218,868. The Letter of Credit can be drawn by the Lessor in the event that the Company defaults in making monthly rent payments. The Letter of Credit is secured by a Money Market Deposit Account, which is reflected as restricted cash on the Company's statement of financial condition.

Credit Card Facility – The Company operates a credit card facility with a maximum line of credit of $200,000. At April 30, 2014 the outstanding balance on the credit card of $199,185 was included in accrued expenses and other.

Cash Credit Risk Concentration— The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $3,393,180 at April 30, 2014.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30 2014, the Company had net capital of $1,380,667 which was $1,263,675 above its required net capital of $116,992. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

7. INCOME TAXES

Deferred income tax asset of $914,205 has been recognized relating to the timing of payments.

The provision for income taxes consists of the following components.

Federal	$ 175,364
State and Local	87,096
Deferred Tax Benefit	(72,651)
Total Taxes	**$ 189,809**

7. INCOME TAXES (CONTINUED)

The Company's effective tax rate varies from the federal statutory rate due to state and local taxes.

The Company has recorded a tax benefit of $2,000 to additional paid-in capital as a result of the exercise of stock options by an employee.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The tax years that remain open subject to examination are 2011 through 2013.

8. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 5 or 10 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies.

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Balance, beginning of year	111,746	3.21
Exercised during the year ended April 30, 2014	(2,511)	(3.95)
Forfeited during the year ended April 30, 2014	(15,000)	(3.95)
Balance, end of year	94,235	3.36

The stock options outstanding at April 30, 2014 had a range of option values of $2.04 to $4.14 and a weighted average remaining contractual life of approximately 4 ¼ years.

The intrinsic value of stock options exercised during the year was $4,553.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 24, 2014, which is the date the financial statements were available to be issued.

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

To Campbell Lutyens & Co. Inc.:

We have audited the financial statements of Campbell Lutyens & Co. Inc. (the "Company") as of and for the year ended April 30, 2014, and our report thereon dated June 24, 2014, which expressed an unmodified opinion on those financial statements, appears on page 3. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Anchin, Block & Anchin LLP

New York, N. Y.
June 24, 2014

CAMPBELL LUTYENS & CO. INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF APRIL 30, 2014

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 1,741,420
Add back: Discretionary liabilities, net of tax benefit of $643,438	786,424
Adjusted Stockholder's Equity	2,527,844
LESS: NON-ALLOWABLE ASSETS:	
Restricted cash	114,192
Property and equipment, net	23,129
Current income taxes refunable	25,999
Deferred income taxes	942,205
Other assets	41,652
Total non-allowable assets	1,147,177
NET CAPITAL	1,380,667
MINIMUM NET CAPITAL REQUIREMENT OF 6⅔% OF AGGREGATE INDEBTEDNESS OF $1,754,883 OR $5,000 WHICHEVER IS GREATER	116,992
EXCESS NET CAPITAL	$ 1,263,675
TOTAL AGGREGATE INDEBTEDNESS NET OF DISCRETIONARY LIABILITIES OF $1,429,861	$ 1,754,883
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.27 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of April 30, 2014)

As of April 30 2014, there are no material differences between the audited computation of Net Capital and the Company's computation of Net Capital

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(G)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To Campbell Lutyens & Co. Inc.:

In planning and performing our audit of the financial statements of Campbell Lutyens & Co. Inc. (the "Company") as of and for the year ended April 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly

to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, N. Y.
June 24, 2014

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Campbell Lutyens & Co. Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2014, which were agreed to by Campbell Lutyens & Co. Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2014, as applicable, with the amounts reported in lines 2A and 3 in Form SIPC-7 for the year ended April 30, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, N. Y.
June 24, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended April 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066720 FINRA APR 4/27/2005
CAMPBELL LUTYENS & CO INC
1270 AVE OF THE AMERICAS 29TH FLR
NEW YORK, NY 10020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paid 5/20/14

CK#3059

A. General Assessment (item 2e from page 2) $5366

B. Less payment made with SIPC-6 filed (exclude interest) (0)

4,799 not paid
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4799

E. Interest computed on late payment (see instruction E) for 174 days at 20% per annum 458

F. Total assessment balance and interest due (or overpayment carried forward) $10623

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $10623

H. Overpayment carried forward $( )

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

1,919,725 revenue first six months; 174 days based on 12/1/13 through 5/23/14

..e SIPC member submitting this form and the rson by whom it is executed represent thereby all information contained herein is true, correct d complete.

Campbell Lutyens & Co. Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

..d the 20 day of May, 2014.

.. form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form .. period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning May 1, 2013
and ending April 30, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,146,333

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,146,333

2e. General Assessment @ .0025 $5366

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